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                                                               EXHIBIT (a)(1)(H)

                                    ANNEX B

     The following press release was disseminated on December 13, 2001 with respect to the proposed acquisition by SDL plc (LSE: SDL) of ALPNET Inc., (OTCBB: AILP.OB).

ALPNET INC. AND SDL PLC ANNOUNCE MERGER AGREEMENT WITH CASH TENDER OFFER

     Salt Lake City, UTAH and LONDON, December 13 /Dow Jones News Service/ -- ALPNET Inc., (OTCBB: AILP.OB) ("ALPNET") and SDL plc (listed on the London stock exchange ticker: SDL) ( "SDL") today announced that they have entered into a merger agreement to enable SDL to acquire all of the outstanding shares of ALPNET pursuant to a cash tender offer at $0.21 per share for all of the outstanding Common Shares of ALPNET, representing an approximately 62 percent premium over yesterday's last reported sale price of $0.13.

     The ALPNET Board of Directors approved this transaction and received a favorable fairness opinion from D.A. Davidson, its financial advisor.

     Following completion of the cash tender offer and necessary approvals, the merger agreement provides that SDL will consummate a merger in which all of the remaining ALPNET shareholders will receive the same price paid in the tender offer in cash. The transaction is subject to approval by SDL's shareholders, net external debt of ALPNET not exceeding $14 million, ALPNET having at least $5 million of net assets and to other customary conditions.

     "We look forward to combining our businesses for the benefit of our customers, employees and shareholders," said Mark Lancaster, SDL's Chairman and Chief Executive Officer. Michael Eichner, Chairman of ALPNET commented, "Considering the difficult economic conditions and the resulting effect on ALPNET's financial condition and continuing cash shortage we are pleased we have been able to attain a transaction that allows ALPNET shareholders to get cash for their shares at a substantial premium to recent market prices."

     SDL is a public limited company organized under the laws of England and Wales. For more information on SDL, see our Web site at www.sdlintl.com.

     ALPNET is one of the largest, publicly owned, dedicated providers of complete multilingual information management solutions, with a worldwide network of offices and resources. ALPNET helps corporations deploy into international markets faster and more efficiently, through intelligent use and reuse of multilingual informational assets. ALPNET offers an extensive range of services based on innovative, proven technologies, including strategic InfoCycle(TM) consulting, Web and software localisation, and document translation and publishing. Visit our Web site at www.alpnet.com for more information on our services and solutions. For additional information on FastTrackXML from ALPNET, please contact us at consultant@alpnet.com.

     The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of ALPNET. At the time the tender offer is commenced, SDL will file a Tender Offer Statement and ALPNET will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/RecommendationStatement, will be made available to all shareholders of ALPNET, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

     This release contains forward-looking statements, which are made pursuant to the safe-harbour provisions of the private securities litigation reform act of 1995. Expressions of future goals and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties, some of which are out of the control of ALPNET and SDL. None of the companies undertakes any obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

                                       B-1